Filed Pursuant to Rule 253(g)(2)

File No. 024-12328

SUPPLEMENT NO. 1 DATED APRIL 15, 2026

TO THE

OFFERING CIRCULAR DATED MARCH 26, 2026

VESTIBLE ASSETS, LLC

This Supplement No. 1 dated April 15, 2026 (this “Supplement”), supplements the Offering Circular of Vestible Assets, LLC dated March 26, 2026, which forms an integral part of the Post-Qualification Offering Circular Amendment No. 1 on Form 1-A filed by us with the Securities and Exchange Commission on January 28, 2026 and qualified on March 26, 2026, as may be further amended and supplemented (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circular. Except as set forth in this Supplement, the Offering Circular remains unchanged.

The purpose of this Supplement is to amend certain disclosures contained in the Offering Circular relating to non-U.S. investment in the Interests offered pursuant to the Offering Circular. The following sections of the Offering Circular are amended and restated in their entirety:

“Offering Summary”

OFFERING SUMMARY

Securities Being Offered	We are offering the maximum number of Interests of each Series at a price per Interest set forth in the “Series Offering Table” section above. Each Offering is being conducted on a “best efforts” basis.

Each Series of Interests is intended to be a separate Series of our company for purposes of accounting for assets and liabilities. See “Description of the Securities Being Offered-Description of the Interests” for further details. The purchase of Interests in a particular Series is an investment only in that Series and not an investment in our company as a whole.

Maximum Offering Amount per Series:	As stated in the “Series Offering Table” section above.

Minimum Offering Amount per Series:	As stated in the “Series Offering Table” section above.

Price Per Interest per Series:	As stated in the “Series Offering Table” section above.

Minimum and Maximum Subscription:	The minimum subscription by an investor in any Series is one (1) Interest, and the maximum subscription by any investor in a particular Series will be limited to 10% of the total outstanding Interests of such Series, although such ownership limitation may be waived or modified by the Manager in its sole discretion.

Athlete Series - Use of Proceeds:	The proceeds received in any Offering of Athlete Interests are anticipated to be allocated as follows:

●	Brokerage Fees: 1.50% of the gross proceeds of an Offering (payable to Dalmore)
●	Acquisition Expenses: Up to 5% of the gross proceeds of an Offering
●	Brand Income Fee: 80% of the gross proceeds of an Offering (payable to the applicable underlying athlete)
●	Management Fee: 5% of the gross proceeds of an Offering (payable to the Manager)
●	Offering Expenses: Up to 4% of the gross proceeds of an Offering
●	Operating and Capital Reserves: 4.5% of the gross proceeds of an Offering

Team Series - Use of Proceeds:	The proceeds received in any Offering of Team Interests are anticipated to be allocated as follows:

	●	Brokerage Fees: 1.50% of the gross proceeds of an Offering (payable to Dalmore)
	●	Acquisition Expenses: Up to 1% of the gross proceeds of an Offering
	●	Financing Proceeds Fee: 92.5% of the gross proceeds of an Offering (payable to the applicable counterparty to the underlying Financing Agreement)
	●	Management Fee: 3% of the gross proceeds of an Offering (payable to the Manager)
	●	Offering Expenses: Up to 1% of the gross proceeds of an Offering
	●	Operating and Capital Reserves: 1% of the gross proceeds of an Offering

See the sections titled “Plan of Distribution and Subscription Procedure” and “Use of Proceeds to the Issuer” for further details.
Athlete Series - Management Fees:	Compensation payable to our Manager with respect to each Athlete Series is limited to the one-time Management Fee payable upon closing of the Offering.

Team Series – Management Fees:	Compensation payable to our Manager, including for its performance of administrative and management services and as reimbursement for ordinary and necessary administrative costs and expenses, with respect to each Team Series includes the following:

	●	The one-time Management Fee payable upon closing of the Offering.
	●	An annual operating fee equal to 1% of the net asset value of the applicable Team Series as of the fiscal year end, payable in kind in the form of Team Interests within 120 days of each fiscal year end after a closing occurs (the “Annual Operating Fee”).
	●	A fee equal to 20% of the difference between (i) the Financing Proceeds Amount and (ii) the Financing Proceeds Fee, payable within 30 days of the Team Series’ receipt of such funds (the “Management Exit Fee”).

Primary Broker:	We have entered into an agreement with Dalmore, which is acting as our broker of record in connection with our Series offerings. Dalmore is a broker-dealer registered with the SEC and will be registered in each state where the Offerings will be made prior to the launch of each such Offering and with such other regulators as may be required to execute the sale transactions and provide related services in connection with the Offerings. Dalmore is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”).

Primary Broker Fees:	We will pay Dalmore a brokerage fee equal to 1.50% of the amount raised through each Offering. Such brokerage fee will be paid out of the proceeds of the Offering for a particular Series. Dalmore will also be entitled to certain onboarding fees, as well as a one-time consulting fee, to be paid upon receipt of a No Objection Letter and certain out-of-pocket expenses, which will be charged on an as-incurred basis and will be borne by the Manager. See the section titled “Description of the Business – Allocations of Expenses” for additional information.

Investment Restrictions:	Each investor must be a “qualified purchaser.” See “Plan of Distribution and Subscription Procedure—Investor Suitability Standards” for further details. The Manager may, in its sole discretion, decline to admit any prospective investor, or accept only a portion of such investor’s subscription, regardless of whether such person is a “qualified purchaser.”

Generally, no sale may be made to you in any of the Offerings if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A.

Escrow Account:	Subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest bearing escrow account with the Escrow Agent, and will not be commingled with the operating account of any Series, until at least the applicable Minimum Offering Amount has been raised and an initial closing occurs with respect to that Series.

When the Escrow Agent has received instructions from the Manager that an Offering will close and the investor’s subscription is to be accepted (either in whole or part), the Escrow Agent will disburse such investor’s subscription proceeds in its possession to the account of the applicable Series.

If any Offering is terminated without a closing, or if a prospective investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective investors will be returned promptly to them without interest. Any costs and expenses associated with a terminated Offering will be borne by the Manager.

Offering Period:	There may be a separate closing, or closings, with respect to each Offering of a particular Series. The initial closing of an Offering for a particular Series will occur on the earliest to occur of (i) the date subscriptions for the Maximum Offering Amount have been accepted or (ii) a date after which subscriptions for the Minimum Offering Amount have been accepted, as determined by the Manager in its sole discretion. After the applicable Minimum Offering Amount has been raised for a Series, we may conduct additional separate closings for that particular Series, which closings may be conducted on a rolling basis as determined by the Manager. An Offering shall be terminated upon the earliest to occur of (i) the date which is one year from the date this Offering Circular or amendment thereof, as applicable, is qualified by the SEC, which period may be extended by an additional six months by the Manager in its sole discretion or (ii) any date on which the Manager elects to terminate an Offering in its sole discretion.

Risk Factors:	Investing in the Interests of a particular Series involves risks. See the section entitled “Risk Factors” in this Offering Circular and other information included in this Offering Circular for a discussion of factors you should carefully consider before deciding to invest in any Series of Interests.

“Plan of Distribution and Subscription Procedure”

Plan of Distribution and Subscription Procedure

Each of the Offerings is being conducted under Regulation A under the Securities Act and therefore, only offered and sold to “qualified purchasers.” For further details on the suitability requirements an Investor must meet in order to participate in these Offerings, see “Plan of Distribution and Subscription Procedure – Investor Suitability Standards.” As a Tier 2 Offering pursuant to Regulation A under the Securities Act, each Offering will be exempt from state law Blue Sky registration requirements, subject to meeting certain state filing requirements and complying with certain antifraud provisions, to the extent that our Interests are offered and sold only to “qualified purchasers” or at a time when our Interests are listed on a national securities exchange.

If an Offering is terminated without a closing in respect of any particular Series, including if the Company is unable to sell the Minimum Offering Amount for any particular Series, all investor funds will be promptly returned without interest or deduction. An Offering shall be terminated upon the earliest to occur of (i) the date which is one year from the date this Offering Circular or amendment thereof, as applicable, is qualified by the SEC, which period may be extended by an additional six months by the Manager in its sole discretion or (ii) any date on which the Manager elects to terminate an Offering in its sole discretion.

All offering proceeds for a particular Series will be held in a third-party segregated escrow account with our Escrow Agent until at least the applicable Minimum Offering Amount has been raised for such Series. Once the applicable Minimum Offering Amount has been raised and an initial closing of an Offering has occurred with respect to a Series, all offering proceeds of such Series will become available for use by the Company. After the applicable Minimum Offering Amount has been raised for a Series, we may conduct additional separate closings, which closings may be conducted on a rolling basis as determined by the Manager.

As may be described in certain amendments to this Offering Circular with respect to an Offering of a subsequent Series of Interests, we may elect to effect closings on a rolling basis as funds are received from Investors (subject to the minimum for that Offering being achieved, if any). At any closing, Investors are obligated to pay applicable processing or transaction fees, if any.

The Manager, Vestible, Inc., which serves as our managing member and the manager of each Series, owns and operates the Vestible mobile and web-based investment platform (as defined above, the “Vestible Platform”), through which Investors may indirectly invest, through a Series of the Company’s Interests, in the potential future income streams earned by professional athletes. Through the Vestible Platform, Investors can browse and screen the potential investments and sign legal documents electronically. We intend to exclusively distribute the Interests through the Vestible Platform. Neither our Manager nor any other affiliated entity involved in the offer and sale of our interests is a member firm of FINRA and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of our Interests.

The Company has engaged Dalmore, a broker-dealer registered with the SEC and a member of FINRA, to act as the broker-dealer of record for this Offering, but not for underwriting or placement agent services. As compensation, the Company has agreed to pay Dalmore a commission equal to 1.5% of the amount raised in the Offering. In addition, Dalmore will be entitled to certain onboarding fees and consulting fees and will be reimbursed for out-of-pocket expenses incurred by Dalmore, such as, among other things, preparing the FINRA filing, which such fees and expenses shall be borne by the Manager without reimbursement.

The Manager or its affiliates may purchase a certain percentage of Interests of each Series at the closing of each Offering at the same price as all other investors. The Manager is not subject to any ownership limitation, and the Manager’s ownership interest in certain Series of Interests may exceed 10%. The Manager may sell its Interests from time to time after the closing of each Offering. The Manager has no present intention to sell its Interests, and any future sales would be based upon our potential need for capital, market prices of the interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to our interests.

The Interests are not being offered in any jurisdiction in which the offer and sale of the Interests is prohibited. This Offering Circular does not constitute an offer or sale of any Series of Interests outside of the U.S.

Those persons who want to invest in the Interests must sign a Subscription Agreement, which will contain representations, warranties, covenants, and conditions customary for private placement investments in limited liability companies, see “Plan of Distribution and Subscription Procedure – How to Subscribe” below for further details.

Each Series of Interests will be issued in book-entry form without certificates.

In compliance with Rule 253(E) of Regulation A, we will revise the Offering Statement during the course of Offerings and whenever a new Series of Interests is offered, information herein has become false or misleading in light of existing circumstances, material developments have occurred, or there has been a fundamental change in the information initially presented. Such updates will not only correct such misleading information but shall also provide updated financial statements and shall be filed as an exhibit to the Offering Statement and be requalified under Rule 252 of Regulation A.

Continuous Offering

Each offering will be a Continuous Offering pursuant to Rule 251(D)(3)(I)(F) and will commence within two calendar days after the qualification date of the offering statement of which this Offering Circular forms a part, and end no later than the second anniversary of the Qualification Date of the offering statement of which this Offering Circular forms a part. The Interests will not be offered or sold in the offerings on an “at the market” basis.

Investor Suitability Standards

The Interests are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other Investors so long as their investment in any of the Interests of the Company (in connection with this Series or any other Series offered under Regulation A) does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any Investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such Investor is not a “qualified purchaser” for purposes of Regulation A.

For an individual potential Investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the Investor must be a natural person who:

1.	has an individual net worth, or joint net worth with the person’s spouse or spousal equivalent, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person, but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence;

2.	has earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse or spousal equivalent exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year;

3.	holds in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status;

4.	holds in good standing any of the general securities representative license (Series 7), the investment adviser representative license (Series 65), or the private securities offerings representative license (Series 82);

5.	is a manager or executive officer of the Company, or any director or executive officer of the Manager; or

6.	is a “family client,” as defined by the Investment Advisers Act of 1940, of a family office meeting the requirements in Rule 501(a) of Regulation D and whose prospective investment in the issuer is directed by such family office pursuant to Rule 501(a) of Regulation D.

If the Investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential Investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “Accredited Investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an Investor’s primary residence.

The Manager and Dalmore, in its capacity as broker of record for each Offering, will be permitted to make a determination that the subscribers of Interests in each Offering are “qualified purchasers” in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to http://www.investor.gov.

The Interests will not be offered or sold to prospective Investors subject to the Employee Retirement Income Security Act of 1974 and regulations thereunder, as amended (“ERISA”).

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

An investment in our Interests may involve significant risks. Only Investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in the Interests. See “Risk Factors.”

Minimum and Maximum Investment

The minimum subscription by an Investor in an Offering is one (1) Interest, and the maximum subscription by any Investor for Interests in a particular Series will be limited to 10% of the total outstanding Interests of such Series, although such ownership limitation may be waived or modified by the Manager in its sole discretion.

Broker

Dalmore is acting as our executing broker in connection with the sale of our Interests pursuant to a broker-dealer agreement (the “Broker-Dealer Agreement”). Pursuant to the Broker-Dealer Agreement, Dalmore’s role in the Offering is limited to serving as the broker of record, including processing transactions of potential investors and providing investor qualification recommendations (e.g., “Know Your Customer” and anti-money-laundering checks) and coordinating with third-party providers to ensure adequate review and compliance. Dalmore will have access to the subscription information provided by Investors and will serve as broker of record for each Offering by processing transactions by Investors through the platform technology. Dalmore will not solicit any Investors on our behalf, act as underwriter or provide investment advice or investment recommendations to any Investor.

Dalmore is a broker-dealer registered with the SEC and a member of FINRA and SIPC and will be registered in each state where each offering and sale of Interests will occur, prior to the launch of each Offering. Dalmore will receive the Brokerage Fee but will not purchase any Interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with any Offering.

We agreed to indemnify Dalmore and its affiliates and their representatives and agents harmless from, any and all actual or direct losses, liabilities, judgments, arbitration awards, settlements, damages and costs resulting from or arising out of any third-party suits, actions, claims, demands or similar proceedings (collectively, “Losses”), to the extent such Losses are based upon (i) a breach of the Broker-Dealer Agreement by Vestible, (ii) the wrongful acts or omissions of Vestible, or (iii) the Offering.

The Broker-Dealer Agreement has a twelve-month term beginning January 1, 2026, and will renew automatically for successive 12-month terms unless either party provides notice of non-renewal at least 60 days prior to the expiration of the then-current term. Additionally, the agreement may be terminated by either party upon the occurrence of certain events, such as a breach of the Broker-Dealer Agreement by Vestible or bankruptcy of either party.

Custodian

Prior to utilizing the ATS operated by Dalmore, investors will be required to open an account with Dalmore, as introducing broker. Funds will be custodied with DriveWealth, LLC (“DriveWealth”), as the clearing firm. Interests issued by a Series that trade on the Dalmore ATS will be settled through DriveWealth. DriveWealth is a broker-dealer registered with the SEC and a member of FINRA and the SIPC and is registered in every state plus the District of Columbia, Puerto Rico and the U.S. Virgin Island.

Escrow Agent

North Capital Private Securities Corp. will serve as the Escrow Agent for each offering pursuant to an escrow agreement to be entered into among Dalmore, the Escrow Agent, the Manager and each Series (the “Escrow Agreement”). A copy of the escrow agreement is filed as an exhibit to the offering statement of which this Offering Circular forms a part.

Each Series will generally be responsible for fees due to the Escrow Agent, which are categorized as part of the Offering Expenses described in the “Plan of Distribution and Subscription Procedure – Fees and Expenses” section below.

Brokerage Fee

As compensation for providing the services described in the Broker-Dealer Agreement to us in connection with each offering, Dalmore will receive a brokerage fee equal to 1.5% of the amount raised through each Offering (the “Brokerage Fee”). Each Series will be responsible for paying the Brokerage Fee to Dalmore from the proceeds of the Offering for such Series. The Brokerage Fee will be payable immediately upon the closing of each Offering.

In addition to the Brokerage Fee, Dalmore will be paid (i) a $5,000 onboarding fee, to be paid prior to the first onboarding call, (ii) a one-time $17,000 consulting fee, to be paid upon receipt of a No-Objection Letter from FINRA, and (iii) a fee of $1,000 for any amendment to this Offering Circular. Dalmore will also be reimbursed for out-of-pocket expenses incurred by Dalmore, such as, among other things, preparing the FINRA filing. All such fees and expenses will be borne by the Manager. The Manager will not be reimbursed for payment of any such fees or expenses.

In connection with the Vestible Platform and separately from the Brokerage Fee described above, the Manager will also pay an annual licensing and service fee to Dalmore for technology tools to facilitate the transaction of securities on the Vestible Platform.

Athlete Series Fees and Expenses

Offering Expenses

Each Athlete Series will generally be responsible for certain fees, costs and expenses incurred in connection with the Athlete Offering for that particular Athlete Series (the “Athlete Offering Expenses”), up to 4% of the gross offering proceeds. Athlete Offering Expenses consist of underwriting, legal, accounting, auditing, escrow and compliance costs related to a specific Athlete Offering, including any blue sky filings required in order to be made available to investors in certain states (unless borne by the Manager, as determined in its sole discretion). This is in addition to the Brokerage Fee payable to Dalmore. The Company will reimburse the Manager for Athlete Offering Expenses from the proceeds of each Athlete Offering.

As compensation for providing certain custodian services to the Company, the Custodian will receive a fee. Each Athlete Series is expected to be responsible for paying its own custody fee to the Custodian in connection with the sale of Athlete Interests in that Athlete Series, except if otherwise stated for a particular Athlete Series. The custody fee will be payable from the proceeds of such Athlete Offering as Athlete Offering Expenses.

To the extent that Athlete Acquisition Expenses (as defined below) include a sourcing fee payable to an athlete’s agent and the Athlete Acquisition Expenses exceed 5% of the gross proceeds of the Athlete Offering, a portion of the sourcing fee payable to an athlete’s agent may be payable from the proceeds of such Athlete Offering as part of the Athlete Offering Expenses.

Acquisition Expenses

Each Athlete Series will be responsible for any and all fees, costs and expenses incurred prior to closing in connection with the evaluation, discovery, investigation and acquisition of the right to receive Brand Amounts pursuant to a particular Brand Agreement (the “Athlete Series Asset”) related to such Athlete Series, including travel and lodging related to the acquisition of a Brand Agreement, sourcing fees payable to an athlete’s agent, diligence-related expenses, athlete audits, research fees, legal fees, technology costs, and similar costs and expenses incurred in connection with the evaluation, discovery, investigation, negotiation and acquisition of the Athlete Series Asset (the “Athlete Acquisition Expenses”). The Company will reimburse the Manager for Athlete Acquisition Expenses from the proceeds of each Athlete Offering, up to 5% of the gross offering proceeds. To the extent that Athlete Acquisition Expenses include a sourcing fee payable to an athlete’s agent and the Athlete Acquisition Expenses exceed 5% of the gross proceeds of the Athlete Offering, a portion of the sourcing fee payable to an athlete’s agent may be payable from the proceeds of such Athlete Offering as part of the Athlete Offering Expenses. See “Use of Proceeds to the Issuer” for a description of the Athlete Acquisition Expenses for each Athlete Offering.

Fees Payable to Manager

As compensation for the Manager’s efforts in identifying, evaluating and acquiring the Athlete Series Assets and for providing management and administrative services to the Athlete Series, the Manager shall be entitled to a fee equal to 5% of the amount raised through each Athlete Offering (the “Athlete Management Fee”), although the Manager, in its sole discretion, may choose to waive any such Athlete Management Fee. Each Athlete Series will be responsible for paying the Athlete Management Fee to the Manager from the proceeds of the Athlete Offering for such Athlete Series. The Athlete Management Fee will be payable within 30 days following the closing of each Athlete Offering.

Operating and Capital Reserve

Each Athlete Series will be responsible to have an operating and capital cash reserve which will be allocated to pay for on-going Athlete Operating Expenses (as defined below), including fees and expenses in connection with marketing, the preparation and filing of periodic reports with the SEC, the audit of annual financial statements and legal counsel. The operating and capital reserve amount will be up to 4.5% of the gross proceeds of the Athlete Offering.

For information regarding the specific expenses for each Athlete Offering, please see “Use of Proceeds to the Issuer.”

Team Series Fees, Expenses and Reserves

Offering Expenses

Each Team Series will generally be responsible for certain fees, costs and expenses incurred in connection with the Team Offering associated with that particular Team Series (the “Team Offering Expenses” and together with the Athlete Offering Expenses, the “Offering Expenses”), up to 1% of the gross offering proceeds. Team Offering Expenses consist of underwriting, legal, accounting, auditing, escrow and compliance costs related to a specific Team Offering, including any blue sky filings required in order to be made available to investors in certain states (unless borne by the Manager, as determined in its sole discretion). This is in addition to the Brokerage Fee payable to Dalmore. The Company will reimburse the Manager for Team Offering Expenses from the proceeds of each Team Offering. To the extent the Team Offering Expenses exceed 1% of the gross proceeds of the Team Offering, the Manager shall pay for such expenses without reimbursement.

As compensation for providing certain custodian services to the Company, the Custodian will receive a fee. Each Team Series is expected to be responsible for paying its own custody fee to the Custodian in connection with the sale of Team Interests in that Team Series, except if otherwise stated for a particular Team Series. The custody fee will be payable from the proceeds of such Team Offering as Team Offering Expenses.

Acquisition Expenses

Each Team Series will be responsible for any and all fees, costs and expenses incurred prior to closing in connection with the evaluation, discovery, investigation and acquisition of the right to receive Financing Proceeds Amounts pursuant to a particular Financing Agreement (the “Team Series Asset”) related to such Team Series, including travel and lodging related to the acquisition of a Financing Agreement, sourcing fees, diligence-related expenses, team and/or Owner audits, research fees, legal fees, technology costs, and similar costs and expenses incurred in connection with the evaluation, discovery, investigation, negotiation and acquisition of the Team Series Asset (the “Team Acquisition Expenses”). The Company will reimburse the Manager for Team Acquisition Expenses from the proceeds of each Team Offering, up to 1% of the gross proceeds of the Team Offering. To the extent the Team Acquisition Expenses exceed 1% of the gross proceeds of the Team Offering, the Manager shall pay for such expenses without reimbursement. See “Use of Proceeds to the Issuer” for a description of the Team Acquisition Expenses for each Team Offering.

Fees Payable to Manager

As compensation for the Manager’s efforts in identifying, evaluating and acquiring the Team Series Assets and for providing management and administrative services to the Team Series, the Manager shall be entitled to an initial one-time fee equal to 3% of the amount raised through each Team Offering (the “Team Management Fee”), although the Manager, in its sole discretion, may choose to waive any such Team Management Fee. Each Team Series will be responsible for paying the Team Management Fee to the Manager from the proceeds of the Team Offering for such Team Series. The Team Management Fee will be payable within 30 days following the closing of each Team Offering.

As compensation for the Manager’s post-closing management and administrative services to the Team Series and as reimbursement for ordinary and necessary administrative costs and expenses, the Manager shall also be entitled to an Annual Operating Fee equal to 1% of the net asset value of the applicable Team Series, payable in kind in the form of Team Interests of such Team Series. The Annual Operating Fee will be payable within 120 days of each fiscal year end after a closing occurs with respect to a Team Series.

In connection with the occurrence of a Financing Event or Sale of Owner, as incentive compensation for the Manager’s management and administrative services to the Team Series, the Manager shall be entitled to a Management Exit Fee equal to 20% of the difference between (i) the Financing Proceeds Amount and (ii) the Financing Proceeds Fee. The Management Exit Fee will be payable within 30 days of the Team Series’ receipt of the Financing Proceeds Amount and shall be payable only in the event that a Financing Event or Sale of Owner occurs with respect to such Team Series.

Operating and Capital Reserve

Each Team Series will be responsible to have an operating and capital cash reserve which will be allocated to pay for on-going Team Operating Expenses (as defined below), including fees and expenses in connection with marketing, the preparation and filing of periodic reports with the SEC, the audit of annual financial statements and legal counsel. The operating and capital reserve amount will be up to 1% of the gross offering proceeds per Team Offering.

For information regarding the specific expenses for each Team Offering, please see “Use of Proceeds to the Issuer.”

Additional Information Regarding the Offering Circular

We have not authorized anyone to provide you with information other than as set forth in this Offering Circular. Except as otherwise indicated, all information contained in this Offering Circular is given as of the date of this Offering Circular. Neither the delivery of this Offering Circular nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof.

From time to time, we may provide an “Offering Circular Supplement” that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular Supplement. The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any Offering Circular Supplement, together with additional information contained in our annual reports, semiannual reports and other reports and information statements that we will file periodically with the SEC.

The Offering Statement and all amendments, supplements and reports that we have filed or will file in the future can be read on the SEC website at www.sec.gov or may be available on the Vestible Platform or other site or portal established by the Company. The contents of the Vestible Platform or any such site or portal (other than the Offering Statement, this Offering Circular and the Appendices and Exhibits thereto) are not incorporated by reference in or otherwise a part of this Offering Circular.

How to Subscribe for the Interests

Potential investors who are “qualified purchasers” may subscribe to purchase the Interests in a Series which has not yet closed. The subscription process for each Offering is a separate process. Any potential Investor wishing to acquire any Series of Interests must:

1.	Carefully read this Offering Circular, and any current supplement, as well as any documents described in the Offering Circular and attached hereto or which you have requested. Consult with your tax, legal and financial advisors to determine whether an investment in any Series of Interests is suitable for you.

2.	Submit an indication of interest. Once the indication of interest is confirmed, you will receive the Subscription Agreement electronically.

3.	Review the Subscription Agreement (including the “Investor Qualification and Attestation” attached thereto) and execute the completed Subscription Agreement using a manual or electronic signature. Except as otherwise required by law, subscriptions may not be withdrawn or cancelled by subscribers.

4.	Subscribers will be required to open an account with DriveWealth, as custodian, which such process will be handled by Dalmore. Funds may be required to be deposited into that brokerage account for up to two weeks prior to the closing of the Offering. Once the completed Subscription Agreement is executed, funds from your brokerage account with DriveWealth in an amount equal to the purchase price for Interests you have applied to subscribe for (as set out on the front page of your Subscription Agreement) will be transferred from your brokerage account at DriveWealth into the escrow account. The Escrow Agent will hold such subscription monies in escrow until such time as your subscription agreement is either accepted or rejected by the Manager and, if accepted, such further time until you are issued the interests.

5.	The Manager and Dalmore will review the subscription documentation completed and signed by you. You may be asked to provide additional information. The Manager will contact you directly if required. We reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to withdraw any Offering at any time prior to closing.

6.	Once the review is complete, the Manager will inform you whether or not your application to subscribe for the interests is approved or denied and, if approved, the number of Interests in a Series for which you are entitled to subscribe. If your subscription is rejected in whole or in part, then your subscription payment(s) (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction. The Manager may accept subscriptions on a first-come, first-served basis subject to the right to reject or reduce subscriptions.

7.	If all or a part of your subscription in a particular Series is approved, then the number of Interests of such Series for which you are entitled to subscribe will be issued to you upon the closing. Simultaneously with the issuance of the Interests, the subscription monies held by the Escrow Agent in escrow on your behalf will be transferred to the account of the applicable Series as consideration for such Interests.

By executing the Subscription Agreement, you agree to be bound by the terms of the Subscription Agreement and the Operating Agreement. The Company, the Manager and Dalmore will rely on the information you provide in the Subscription Agreement, including the “Investor Qualification and Attestation” attached thereto and any supplemental information you provide in order for the Manager and Dalmore to verify your status as a “qualified purchaser.” If any information about your “qualified purchaser” status changes prior to you being issued the Interests, please notify the Manager immediately using the contact details set out in the Subscription Agreement.

For further information on the subscription process, please contact the Manager using the contact details set out in the “Where You Can Find Additional Information” section.

The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest-bearing account with the Escrow Agent, and will not be transferred to any Series’ account until at least the applicable Minimum Offering Amount has been raised and there is an initial closing with respect to that Series. When the Escrow Agent has received instructions from the Manager that an Offering will close and an investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such investor’s subscription proceeds in its possession to the account of the applicable Series. If an Offering is terminated without a closing, or if a prospective investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective investors will be returned to them without interest or deductions. Any costs and expenses associated with a terminated Offering will be borne by the Manager.

No Refunds

Except in the case of an Offering being terminated without a closing, or a prospective investor’s subscription not being accepted or being cut back due to oversubscription or otherwise, there will be no refunds.

This Offering Circular contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, you should consider whether the information in this Offering Circular is appropriate to your needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.